Exhibit 99.5


Stock Option Exchange Program - Email to HR, IR, Corp Comm, Managers of people

Communications channel: Email
Audience: HR, IR, Corp Comm, Managers of people
Distribution date: Monday, March 29, 2010

Subject line: Communications Guidelines for Proposed Stock Option Exchange
              Program

To: All people managers, Human Resources, Investor Relations and Corporate
    Communications
From: Sandy Price

Today we announced that at our Annual Shareholders' Meeting on May 11, we will ask our shareholders to approve a one-time, value-for-value stock option exchange program. This proposal was described in a proxy statement filed today with the Securities and Exchange Commission (SEC), to all employees via an i-Connect story (link) and in an e-mail (link) to the employees who may be eligible for this exchange. Both the story and e-mail contain links to both the proxy statement and a set of FAQs about the proposed program.

You will likely be asked questions about the proposal by employees or external contacts. Please be advised that option exchanges are governed by SEC rules and regulations, which severely limit communications by or on behalf of Sprint. Therefore, I am asking for your strict adherence to the requirements below in order to avoid running afoul of the SEC rules:

o Answer questions only by referring people to our proxy statement at www.sec.gov, the FAQ [link] or the story on i-Connect [link]. If the exchange program is commenced, the tender offer documents filed with the SEC will provide more information for affected employees.

o        In particular:
                o Do not guarantee that the exchange program will start by any given date, or at all;
                o If the exchange program is commenced, do not give any advice about whether someone should participate in any exchange program; and
                o Do not answer a question via any recorded or electronic
                  message, including e-mail, voicemail and social media.
o If someone asks a question that is not covered by the materials we have provided, please first suggest the individual wait until further information is published; alternatively, refer the question to Equity Administration at StockOptions@Sprint.com.

If you leave a voicemail, send an e-mail or give out information other than what is in the officially published materials, Sprint will have to take a series of complicated and expensive corrective steps. If you do violate, or believe you may have violated, one of the above requirements, please immediately contact Stefan K. Schnopp in Legal.

Thank you in advance for your strict adherence to these requirements.

Regards,


Sandy Price

The option exchange described in this e-mail has not yet commenced. Sprint will file a Tender Offer Statement on Schedule TO with the SEC upon any commencement of an option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.


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Sprint shareholders and option holders will be able to obtain the written materials described above and other documents filed by Sprint with the SEC free of charge from the SEC's Web site at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Sprint with the SEC by directing a written request to: Sprint Nextel Corporation, 6200 Sprint Parkway, Overland Park, KS 66251, Attention: Investor Relations.